OODLES CORPORATION

Financial Statements For The Year Ended December 31, 2017

February 21, 2018



Independent Auditor's Report

To Management
Oodles Corporation
San Ramon, CA

We have audited the accompanying balance sheet of Oodles Corporation as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oodles Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 21, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

OODLES CORPORATION
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash	$	59,413
Accounts Receivable		467
TOTAL CURRENT ASSETS		59,880
NON-CURRENT ASSETS		
Fixed Assets, Net		4,250
TOTAL NON-CURRENT ASSETS		4,250
TOTAL ASSETS		64,130

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES		
Related Party Loans		28,600
TOTAL LIABILITIES		28,600
SHAREHOLDERS' EQUITY		
Common Stock (11,000,000 shares authorized, 10,309,200 issued, no par value)		124,000
Retained Earnings (Deficit)		(88,470)
TOTAL SHAREHOLDERS' EQUITY		35,530
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	64,130

See accompanying notes.

OODLES CORPORATION
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017

Operating Income		
Sales	$	467
Cost of Sales		-
Gross Profit		467
Operating Expense		
General & Administrative		30,825
Sales		25,610
Software Development		17,790
Marketing		13,962
Depreciation		750
		88,937
Net Income from Operations		(88,470)
Net Income	$	(88,470)

See accompanying notes.

OODLES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(88,470)
Change in Accounts Payable		(467)
Depreciation		750
Net Cash Flows From Operating Activities		(88,187)
Cash Flows From Investing Activities		
Change in Fixed Assets		(5,000)
Net Cash Flows From Investing Activities		(5,000)
Cash Flows From Financing Activities		
Change in Common Stock		124,000
Change in Loans Payable		28,600
Net Cash Flows From Investing Activities		152,600
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		59,413
Cash at End of Period	$	59,413

See accompanying notes.

OODLES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Starting Equity	$	-
Issuance of Stock		124,000
Net Income		(88,470)
Ending Equity	$	35,530

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Oodles Corporation ("the Company") is a corporation organized under the laws of the State of California. The Company is a mobile app developer focused on restaurants and retail establishments near college campuses.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Software Development

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a Subchapter S corporation in the federal jurisdiction of the United States. As such, all items of income and expense of the Company are reported by the shareholders on their individual tax returns. The Company's federal tax filing for 2017 will remain subject to review by the Internal Revenue Service for three years from the original due date, or the date filed, whichever is later.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filing in the State of California for 2017 will remain subject to review by that State for four years from the original due date, or the date file, whichever is later.

NOTE C- RELATED PARTY DEBT

In 2017, the Company borrowed money from certain shareholders for the purpose of funding development operations (the "Related Party Notes"). The Related Party Notes are non-interest bearing, and payable by the Company ten years from the date of origination.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 21, 2018, the date that the financial statements were available to be issued.